Filed by: Sovereign Bancorp, Inc.
This communication is filed pursuant to Rule 425 under
the Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: November 20, 2008
Santander at a glance: Named “Best Bank in the World"* More than 150 years in banking $1.2 trillion in deposits and customer funds _____ under management** 80 million consumer and business _____ customers worldwide† Over 13,000 branches—more than any _____ other international bank—and more than 35,000 ATMs† 170,000 employees worldwide Headquartered in Madrid, Spain A track record of successful acquisitions _____ and operations in more than 40 countries Invested in Sovereign in 2005 to expand its _____ presence in the United States For more information visit santander.com 1.877.SOV.BANK _____ sovereignbank.com For more information on how the acquisition affects you, stop by your local Community Banking Office, visit us online or call us today! Sovereign Bank is a Member FDIC. © 2008 Sovereign Bank Sovereign and its logo are registered trademarks of Sovereign Bank or its affiliates or subsidiaries in the United States and other countries. Santander and the Santander logo are registered trademarks of Santander or one of its affiliates in the United States or other countries. The acquisition of Sovereign Bank by Banco Santander is subject to certain conditions including shareholder and regulatory approval. *According to Euromoney Magazine, July 2008. **As of June 30, 2008 EUR 758.562 billion converted by the exchange rate of that date. †Includes Banco Real, Alliance & Leicester and Bradford & Bingley. ††The balances in deposit accounts that earn interest and that are held in the same ownership capacity are added together for FDIC insurance purposes. For example, all deposit accounts you own individually are added together. Additional coverage is available, however, for other ownership categories, such as for accounts you own jointly and for accounts you hold in trust for a beneficiary. $250,000 coverage available through 12/31/09. Please visit www.fdic.gov for details. Our future has nevershined brighter. A BRIGHT UNION

Santander, one of the world’s largest banks, is set to acquire Sovereign in 2009. On October 13, 2008, Sovereign signed an agreement to be acquired by Santander—a significant partner of ours for the past three years. This is exciting news since Sovereign will now become part of one of the world’s leading banks. Santander has provided its customers with security, service and financial strength for more than 150 years. That’s why Santander has recently been named “Best Bank in the World.”* Santander’s many strengths will allow Sovereign to offer even better service and more innovative products tailored to the needs of our customers. Questions & Answers about the Santander Acquisition. What can you tell me about the acquisition? We believe this is the right transaction at the right time for Sovereign. We believe this acquisition provides stability and positive potential for Sovereign, its shareholders, customers and team members. For you, it should be business as usual with Sovereign. We will continue to be here for you—safe, secure and FDIC insured. What does this mean to me as a Sovereign customer? The acquisition offers Sovereign an opportunity to deliver long-term value to our shareholders while building a stronger future for our customers. We expect to benefit from Santander’s global leadership and market strength. You will see the same great products and services you are used to seeing. But we will now also be able to provide you with even better customer service and innovations that will allow us to give you faster, more efficient personal service. Will my Community Banking Office be closing? We remain committed to being a customer-focused community bank. We do not expect there to be any Community Banking Office closings as a result of Santander acquiring Sovereign. Can I now use Santander’s branches when traveling abroad? Currently, Sovereign and Santander are functioning as separate banks. Accessing your Sovereign accounts at Santander branches will not be possible at this time. Can I use Santander’s ATMs with no fee? Because Sovereign and Santander are currently functioning as separate banks, using Santander ATMs will still require a fee. However, you will continue to have free access to Sovereign’s 2,300 ATM’s across the Northeast. Will my accounts be changing? All your accounts will continue to work as they do today. You can continue to use the same account number, ATM Card or Visa® CheckCard and checks that you currently use today. There will be no changes to your accounts at this time. What will happen to my Sovereign mortgage or home equity line or loan? There will be no change to the terms and conditions of your Sovereign mortgage or home equity line or loan at this time. How does this announcement impact FDIC insurance? Sovereign is and will remain an FDIC-insured bank—even after the acquisition by Santander. Your deposits are and will continue to be FDIC insured up to the maximum limits allowed by law—currently up to $250,000 for deposit accounts that earn interest through the end of 2009.†† New federal legislation passed on October 3, 2008, allows us to give you greater peace of mind and better security for your funds. Sovereign Bank is also participating in the FDIC’s Transaction Account Guarantee Program. This means that the balance in any checking account that does not earn interest is fully insured by the FDIC through December 31, 2009. What if I have more questions? Through this new partnership, we will have an even greater capacity to work more efficiently—giving us more time for you, our customers. If you have further questions about how the acquisition affects you, just stop by your local Community Banking Office, visit us online or call us today!

Additional Information About This Transaction
In connection with the proposed transaction, Santander will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign will mail the proxy statement/prospectus to its shareholders. Sovereign urges investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).
Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.